

02003865

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51345

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02 FU

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quellos Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 Madison Avenue, 25th Floor
(No. and Street)

New York, (City) New York (State) 10021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Krzystek (212) 609-4148
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

700 Fifth Avenue, Suite 4500, (Address) Seattle (City) Washington (State) 98104 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

Tel: (206) 292-1800
Fax: (206) 343-7809
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
Quellos Brokerage Services, LLC
New York, New York

We have audited the accompanying statements of financial condition of Quellos Brokerage Services, LLC (the Company), as of December 31, 2001 and 2000, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the financial position of the Company is affected by allocations of expenses and other transactions with the parent company. Accordingly, the financial position is not necessarily that which would have been achieved had the Company operated on an independent basis.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 13, 2002

QUELLOS BROKERAGE SERVICES, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
CASH AND CASH EQUIVALENTS	$5,693,240	$ 419,363
RECEIVABLES:		
From broker/dealers and clearing organization	705,115	166,650
From Parent, net		628,344
Other	455,384	285,164
Total receivables	1,160,499	1,080,158
INVESTMENTS:		
Short-term	1,461,051	525,640
Equity		1,098,645
Total investments	1,461,051	1,624,285
EQUIPMENT AND FACILITIES, net	100,770	61,342
PREPAID EXPENSES	37,386	24,764
TOTAL	$8,452,946	$3,209,912
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable	$ 210,603	$ 5,115
Accrued and other liabilities	47,187	113,305
Payable to affiliates		23,677
Payable to Parent	39,479	
Total liabilities	297,269	142,097
MEMBER'S EQUITY	8,155,677	3,067,815
TOTAL	$8,452,946	$3,209,912

See notes to statements of financial condition.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Effective January 12, 2001, Quellos Brokerage Services, LLC (the Company) changed from an introducing securities broker/dealer to a fully disclosed introducing securities broker/dealer registered with the Securities and Exchange Commission (the SEC or the Commission), the Commodity Futures Trading Commission (CFTC), and the National Futures Association (NFA), and is a member firm of various exchanges, the National Association of Securities Dealers, Inc. (NASD), and the Securities Investor Protection Corporation (SIPC). The Company's original broker/dealer registration became effective on June 3, 1999, and the Company expanded its operations effective January 12, 2001. The Company's New York City office is now the principal office and the Seattle office has become an Office of Supervisory Jurisdiction Branch Office. The Company is a wholly owned subsidiary of Quellos Group, LLC (the Parent).

Accounting for securities transactions: The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule). It does not hold customer funds or safekeep customer securities. As such, a portion of the Company's revenues consist of commissions earned from order execution business cleared by Bear Stearns Securities Corp. (Bear Stearns) or referred to other broker/dealers, which it records on a trade-date basis. The Company also receives a portion of the interest earned by Bear Stearns from the Company's clients. Such interest is accrued as earned.

Cash and cash equivalents: The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, not held for sale in the normal course of business and cash on deposit in interest-bearing accounts with the clearing broker to be cash equivalents.

Short-term investments: The Company maintains an investment in certain private placement vehicles, which are managed by an affiliate. This investment is valued based upon the vehicles' net asset value per share.

Equity investment: Before January 1, 2001, the Company maintained a 10% interest in a broker/dealer, which it accounted for under the equity method. Goodwill resulted in 1998 from the excess of the purchase price over the Company's pro rata share of equity. The equity investment was sold on January 1, 2001.

Depreciation and amortization: Depreciation of equipment and facilities is provided on the straight-line method over five years, the estimated useful lives of the assets. Goodwill related to the equity investment was amortized using the straight-line method over 15 years prior to the sale of the investment on January 1, 2001.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from such estimates.

Recently issued accounting standards: Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a significant impact on the financial position, results of operations, or cash flows of the Company as there were no derivatives as of the time of adoption or during the fiscal year ended December 31, 2001.

NOTE 2: RELATED PARTY TRANSACTIONS

Parent: The Parent participates in the management of the Company's affairs and provides, at allocated cost, administrative support for the Company's operation, including facilities and administrative activities. Accordingly, the amounts recorded in the accompanying statements of financial condition are not necessarily the same as would have been achieved if the Company had operated on an independent basis.

Beginning September 1, 2000, the Parent and the Company entered into a common paymaster agreement, whereby certain shared expenses, excluding payroll and payroll-related expenses, are paid by the Parent. The portion attributable to the Company is then allocated for reimbursement to the Parent. At December 31, 2001 and 2000, receivables and payables related to the Parent totalled $-0- and $39,479 and $671,643 and $43,299, respectively.

Equity investment: The Company shares commission revenue with a broker/dealer in which it had an equity investment prior to the sale of its interest on January 1, 2001. Receivables from the broker/dealer totalled $170,615 and $166,650 as of December 31, 2001 and 2000, respectively. Goodwill of $760,908 was recognized resulting from the excess of the purchase price over the Company's pro rata share of the equity. Goodwill, net of amortization, at December 31, 2000, was $651,001.

NOTE 3: EQUIPMENT AND FACILITIES

Equipment and facilities consisted of the following at December 31:

	2001	2000
Computers and equipment	$ 97,615	$ 60,453
Software	1,200	1,200
Furniture	29,012	3,334
	127,827	64,987
Accumulated depreciation	(27,057)	(3,645)
	$ 100,770	$ 61,342

NOTE 4: FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. As the agreement between the Company and its clearing broker provides that the Company is responsible for all required customer payments, maintenance of the margin in each margin account, payment of any unsecured debit balances, payment and delivery of "when issued" transactions, and delivery of securities in good form related to nonperformance of its customers, these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, or the clearing broker has the right to execute purchases and sales if the Company declines to act.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, properly training and supervising personnel, establishing written procedures, reviewing information it receives from its clearing broker on a daily basis, and reserving for doubtful accounts when necessary.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. As of December 31, 2001, the Company is required to maintain minimum net capital such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $6,080,239, which was $5,980,239 in excess of its required net capital of $100,000, and had a ratio of aggregate indebtedness to net capital of .0489 to 1. At December 31, 2000, the Company had net capital of $436,879, which was $427,406 in excess of its required net capital of $9,473, and had a ratio of aggregate indebtedness to net capital of 0.325 to 1.

OATH OR AFFIRMATION

I, Norman D. Bontje, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quellos Brokerage Services, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public



LISA M. COOK
COMMISSION EXPIRES
NOTARY
PUBLIC
2-19-05
STATE OF WASHINGTON

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

Tel: (206) 292-1800
Fax: (206) 343-7809
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Board of Directors
Quellos Brokerage Services, LLC
New York, New York

In planning and performing our audit of the financial statements of Quellos Brokerage Services, LLC (the Company) for the year ended December 31, 2001 (on which we issued our report dated February 13, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may

become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the management of the Company, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 13, 2002

QUELLOS BROKERAGE SERVICES, LLC

(SEC ID NO. 8-51345)

STATEMENTS OF FINANCIAL CONDITION AS OF
DECEMBER 31, 2001 AND 2000,
INDEPENDENT AUDITORS' REPORT, AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL
(Filed pursuant to Rule 17a-5(e)(3) as a Public Document)

Deloitte & Touche LLP